UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

Global Blue Group Holding AG
(Name of Issuer)
Ordinary Shares, nominal value CHF 0.01 per share
(Title of Class of Securities)

H33700107
(CUSIP Number)

November 28, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H33700107

1.	Names of Reporting Persons. Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 18,181,818
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 18,181,818
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,181,818
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.1%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. H33700107

1.	Names of Reporting Persons. Tencent Mobility Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 18,181,818
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 18,181,818
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,181,818
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.1%
12.	Type of Reporting Person (See Instructions) CO

Item 1(a). Name of Issuer:

Global Blue Group Holding AG (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

Zürichstrasse 38, 8306 Brüttisellen, Switzerland

Item 2(a). Name of Person Filing:

Tencent Holdings Limited

Tencent Mobility Limited

Item 2(b). Address of Principal Business Office or, if None, Residence:

For both Tencent Holdings Limited and Tencent Mobility Limited:

29/F, Three Pacific Place

No. 1 Queen’s Road East

Wanchai, Hong Kong

Item 2(c). Citizenship:

Tencent Holdings Limited – Cayman Islands

Tencent Mobility Limited – Hong Kong

Item 2(d). Title of Class of Securities:

Ordinary Shares, nominal value CHF 0.01 per share (“Ordinary Shares”)

Item 2(e). CUSIP Number:

H33700107.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Rows 5-9 of the cover page for each reporting person are incorporated in this Item 4 by reference.

Tencent Mobility Limited beneficially owns 18,181,818 Ordinary Shares.

Tencent Holdings Limited may be deemed to have beneficial ownership of 18,181,818 Ordinary Shares beneficially owned by Tencent Mobility Limited, which a direct wholly-owned subsidiary of Tencent Holdings Limited.

The 18,181,818 Ordinary Shares that are beneficially owned by Tencent Mobility Limited and Tencent Holdings Limited represent approximately 9.1% of the total outstanding Ordinary Shares of the Company.

The above calculation is based on (i) 190,483,792 Ordinary Shares issued and outstanding as of September 30, 2023, as disclosed in the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 29, 2023, and (ii) 9,090,909 Ordinary Shares issued by the Issuer pursuant to the Share Purchase and Investment Agreement dated as of November 16, 2023 by and among Tencent Mobility Limited, the Issuer and certain other parties thereto, a copy of which was included as Exhibit 10.1 to the Issuer’s current report on Form 6-K filed with the SEC on November 16, 2023.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Each reporting person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2023

TENCENT HOLDINGS LIMITED

By:	/s/ James Gordon Mitchell
	Name:	James Gordon Mitchell
	Title:	Authorized Signatory

TENCENT MOBILITY LIMITED

By:	/s/ Wang Sze Man
	Name:	Wang Sze Man
	Title:	Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement, dated December 1, 2023, by and between Tencent Holdings Limited and Tencent Mobility Limited.